Kirkpatrick & Lockhart Preston Gates Ellis LLP 925 Fourth Avenue Suite 2900
Seattle, WA 98104-1158

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June 12, 2007	Chris K. Visser D(206) 370-8343 chris.visser@klgates.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3561

Attention:  Scott Anderegg, Staff Attorney

Re:                               Zumiez Inc.

Registration Statement on Form S-3

Filed March 28, 2007

File No. 333-141616

Dear Mr. Anderegg:

On behalf of our client, Zumiez Inc. (the “Company”), we are hereby submitting Amendment No. 1 to the above-referenced Registration Statement on Form S-3 (“Amendment No. 1”) for filing under the Securities Act of 1933, as amended (the “Act”).  Amendment No. 1 is marked to show revisions from the Registration Statement filed on March 28, 2007.  The revisions to the section entitled “Incorporation of Certain Documents by Reference” are in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in the comment letter from H. Christopher Owings dated April 23, 2007 (the “Comment Letter”) addressed to Richard M. Brooks, President and Chief Executive Officer of the Company.

Below we have reprinted each of the Staff’s comments in bold and thereunder set forth our related response.  Capitalized terms used herein have the same meanings as set forth in Amendment No. 1.  Except with respect to page numbers originally referenced in your Comment Letter or unless otherwise noted, all page number references herein relate to pages in the prospectus contained within Amendment No. 1 (the “Prospectus”).

We have been authorized by the Company to deliver its responses to the Staff’s comments set forth below.  All responses pertaining to the Company set forth in this letter were prepared by the Company in consultation with Kirkpatrick & Lockhart Preston Gates Ellis LLP.

Incorporation of Certain Documents by Reference, page 7

1.                                      COMMENT:  Please revise to incorporate by reference your Form 8-K filed on February 7, 2007.

RESPONSE:  Page 7 of the Prospectus has been revised to reflect the Staff’s comments.  We have also referenced other Current Reports on Form 8-K and the Quarterly Report on Form 10-Q that have been filed by the Company subsequent to the original filing date of the Registration Statement.

2.                                      We note that you have incorporated by reference your Form 10-K for the fiscal year ended February 3, 2007, which incorporates your 2007 proxy.  Before your Form S-3 can become effective, you must either file your definitive proxy statement for your 2007 meeting or include the officer and director information in an amended Form 10-K.  See Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Staff Interpretation No. H.6. (July 1997).

RESPONSE:  We note for the Staff that the Company has filed its definitive proxy statement that was used in connection with the Company’s 2007 Annual Meeting of Shareholders (the “Proxy Statement”).  The Proxy Statement includes the officer and director information required to be included in Part III of Form 10-K.

We hope that the foregoing and the filing of Amendment No. 1 adequately address the concerns of the Staff regarding the Registration Statement.  Please call either myself at (206) 370-8343 or, in my absence, Gary J. Kocher, at (206) 370-7809, if you have any questions or further comments with respect to the foregoing.

Very truly yours,

KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP

By	/s/Chris K.Visser
Chris K. Visser

cc: H. Christopher Owings
Peggy Kim
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Richard M. Brooks
Zumiez Inc.
6300 Merrill Creek Parkway
Suite B
Everett, WA 98203

Gary J. Kocher, Esq.
Kirkpatrick & Lockhart Preston Gates Ellis LLP
925 Fourth Avenue
Suite 2900
Seattle, WA 98104